EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-126066, 333-132749 and 333-138715 on Form S-8 and in Registration Statement No. 333-148406 and 333-152854 on Form S-3 of our reports dated March 12, 2009 relating to the consolidated financial statements and financial statement schedule of Lincoln Educational Services Corporation and subsidiaries ( the “Company”) (which report expressed an unqualified opinion and includes an explanatory paragraph relating to the adoption of the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”), and the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Lincoln Educational Services Corporation for the year ended December 31, 2008.

DELOITTE & TOUCHE LLP

Parsippany, New Jersey
March 12, 2009